Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

September 18, 2015	NR 15-4

Alianza Amends Warrant Terms

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is seeking approval from the TSX Venture Exchange to amend the terms of certain warrants which would otherwise expire on October 3, 2015 and October 9, 2015.

687,000 warrants granted on October 3, 2012 with the original expiry date of October 3, 2015 and exercise price of $2.50, are now extended to expire on October 3, 2017, with each warrant entitling the holder to purchase one common share of the Company at $0.40 per share.  Pursuant to section 4.3(b) of TSX Venture Exchange Policy 4.1, the warrants will have an accelerated term and that the warrants will expire within 30 days if the closing price exceeds $0.50 for ten trading days.

In addition, 755,500 warrants granted on October 9, 2012 with the original expiry date of October 9, 2015 and exercise price of $2.50, are now extended to expire on October 9, 2017, with each warrant entitling the holder to purchase one common share of the Company at $0.40 per share.  Pursuant to section 4.3(b) of TSX Venture Exchange Policy 4.1, the warrants will have an accelerated term and that the warrants will expire within 30 days if the closing price exceeds $0.50 for ten trading days.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101.Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.